Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Aetna Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 of Aetna Inc. of our audit reports dated February 17, 2017, with respect to the consolidated balance sheets of Aetna Inc. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows, for each of the years in the three-year period ended December 31, 2016, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2016, which reports appear in the December 31, 2016 annual report on Form 10-K of Aetna Inc.

/s/ KPMG LLP

Hartford, Connecticut
August 3, 2017